Exhibit (a)(2)

TB Wood’s Corporation 440 North Fifth Avenue Chambersburg, Pennsylvania 17201-1778 717.267.2900 tel 717.264.7732 fax

March 5, 2007

To Our Stockholders:

We are pleased to inform you that TB Wood’s Corporation (“TB Wood’s”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Altra Holdings, Inc. (“Altra”), and Forest Acquisition Corporation, a wholly-owned subsidiary of Altra (“Purchaser”).

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the “Offer”) for all of the outstanding shares of TB Wood’s common stock (the “Common Stock”), at a cash purchase price of $24.80 per share. Accompanying this letter is (i) TB Wood’s’ Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth certain information concerning TB Wood’s, the Merger Agreement and the Offer, (ii) Purchaser’s Offer to Purchase, dated March 5, 2007, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. The tender offer is scheduled to expire at midnight, New York City time, on Monday, April 2, 2007.

The Offer is subject to at least sixty-six and two-thirds percent (66 2/3%) of our Common Stock, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the Offer, as well as satisfaction or waiver of other customary tender conditions. Mr. Thomas Foley, the largest stockholder of TB Wood’s, has entered into a support agreement with Altra and Purchaser, in which he has agreed to tender 1,600,000 shares of Common Stock in the Offer, representing approximately 42.4% of the shares currently issued and outstanding, provided that the Merger Agreement is not terminated. Following the purchase of the Common Stock in the Offer, Purchaser will merge into TB Wood’s (the “Merger”) resulting in TB Wood’s becoming a wholly owned subsidiary of Altra. Holders of shares of Common Stock that have not been tendered will be entitled to receive $24.80 per share in cash upon completion of the Merger.

The board of directors of TB Wood’s has determined unanimously that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, our stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and resolved to recommend that our stockholders accept the Offer, tender their Common Stock pursuant to the Offer, and, if required under Delaware law, approve the Merger Agreement in accordance with the applicable provisions of Delaware law. ACCORDINGLY, THE BOARD OF DIRECTORS OF TB WOOD’S UNANIMOUSLY RECOMMENDS THAT TB WOOD’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK TO PURCHASER PURSUANT TO THE OFFER.

In arriving at its recommendations, the board of directors of TB Wood’s gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that TB Wood’s has filed with the Securities and Exchange Commission. These factors include the opinion of Sagent Advisors Inc. (“Sagent Advisors”), the financial advisor retained by the board of directors of TB Wood’s, that the proposed cash consideration to be received by stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the Sagent Advisors opinion is attached as Annex II to the enclosed Schedule 14D-9.

The management and directors of TB Wood’s thank you for your support and encourage you to tender your shares of Common Stock in the manner described in the materials accompanying this letter. Should you have questions concerning the above, please contact the Office of the Corporate Secretary of TB Wood’s at 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201.

Very truly yours,

William T. Fejes, Jr.
President and Chief Executive Officer